FOR IMMEDIATE RELEASE

Curaleaf Launches Hemp Derived Product Line and New Direct to Consumer Ecommerce Marketplace
Portfolio will include hemp derived THC edibles and beverages from Select and Zero Proof brands, in addition to 3rd party products, setting a new industry standard for safety, reliability and quality control
STAMFORD, CONNECTICUT, June 24, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced the launch of an all-new line of hemp-derived THC products under the Company’s Select and Zero Proof brands. Products will be available to order beginning June 26 direct to consumers via the Company’s new online storefront, TheHempCompany.com, Curaleaf’s new home for all fully Farm Bill compliant hemp derived products. Shipments will commence July 1, in time for the July 4 holiday. Additional distribution will include strategic partnerships through conventional retail and on-demand delivery in partnership with DoorDash, the local commerce platform. TheHempCompany.com will also partner with top-tier 3rd-party hemp brands to offer additional products that adhere to Curaleaf’s standards.

“Today’s exciting announcement is twofold: we are launching our own line of hemp derived THC products as well as an exciting Ecommerce platform as a one stop marketplace for all safe and tested hemp derived products,” said Boris Jordan, Executive Chairman of Curaleaf. “Our long-term strategic success rests on expanding our brands into as many points of distribution as possible, and in meeting consumers where they are on their cannabis journey. Curaleaf’s hemp business represents a pivotal opportunity for our brands to be distributed to, and to compete in, mass market retail locations across the country as well as create an online storefront. We continue to advocate for one regulatory framework for all cannabinoids, and with the launch of both this new product line and direct to consumer marketplace, Curaleaf creates opportunity to generate substantial shareholder value while providing adult consumers with Farm Bill-compliant, responsibly manufactured, high-quality products.”

Curaleaf enters the rapidly growing hemp-derived THC market as a leading global operator in the cannabis sector and intends to bring the same consumer convenience, standards and commitment to safety and regulation that it applies in the regulated cannabis market. The Company ensures all products are manufactured in a certified cGMP facility with strict manufacturing and testing standards. All hemp-derived products will be offered in clearly labeled packaging, listing ingredients and potency, and will be age-gated appropriately through their distribution channels.
The products will be available in 25 states and the District of Columbia via direct-to-consumer delivery and through Curaleaf’s national distribution partners. Some active measures that Curaleaf is taking to differentiate its current product portfolio from the largely unregulated hemp marketplace include:
•Age-gating: Selling to adults 21+ only with age confirmation, requiring verification at purchase
•Quality: Offering products containing only naturally derived THC from hemp
•Manufacturing: Made in a certified cGMP facility with high standards

•Labeling: Transparent package labeling listing ingredients, potency, and a QR code that links customers to certificates of analysis from independent testing labs, in addition to other important product-level information
“As the world’s leading consumer cannabis company, Curaleaf has both the opportunity and the obligation to continuously set the bar for quality, regulation and safety,” said Matt Darin, CEO of Curaleaf. “As the market demand for hemp-derived products grows, we remain committed to exploring the many ways in which we can leverage our high standards for manufacturing, production and quality to deliver safe and trusted products to adult consumers at retail and through Ecommerce. Each of our hemp-derived gummies and seltzer-based beverages are made with our strict quality control practices, which is lacking in the current market. We look forward to setting a new standard with trusted products delivered in a convenient, seamless way for every type of cannabis consumer.”

To meet the growing demand in the hemp-derived THC category, Select’s core gummies, Fast-Acting, Classic, and X Bites feature engineered encapsulation technology designed to maximize the absorption of every milligram and deliver a consistent experience that consumers prefer. Select Zero Proof seltzers, available in a variety of fruit flavors, are formulated to provide consistent bursts of flavor and THC to elevate moments, experiences, and connections.

For more information on Curaleaf’s locations, patient resources, and products, please visit https://curaleaf.com.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements:

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the launch of The Hemp Company website, offering a new line of hemp-derived products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 6, 2024, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

Contacts:

Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com
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